UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CRYSTAL RIVER CAPITAL, INC.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

229393301

(CUSIP Number)

Three World Financial Center
200 Vesey Street, 10th Floor

  New York, New York 10281-1010
212-549-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229393301

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BROOKFIELD ASSET MANAGEMENT INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ - Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,090,751

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,090,751

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,090,751

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4% based on 24,909,256 shares outstanding as of February 23, 2010

14.	Type of Reporting Person* CO, HC

*                                         See instructions

CUSIP No. 229393301

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PARTNERS LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ - Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,090,751

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,090,751

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,090,751

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4% based on 24,909,256 shares outstanding as of February 23, 2010

14.	Type of Reporting Person* CO, HC

*                                         See instructions

CUSIP No. 229393301

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) NORMA INVESTMENTS SP ZO.O

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ - Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Poland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0% based on 24,909,256 shares outstanding as of February 23, 2010

14.	Type of Reporting Person* CO

*                                         See instructions

CUSIP No. 229393301

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IMAGINE INSURANCE COMPANY LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ - Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 3.2% based on 24,909,256 shares outstanding as of February 23, 2010

14.	Type of Reporting Person* CO

*                                         See instructions

CUSIP No. 229393301

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CRYSTAL RIVER CAPITAL ADVISORS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ - Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 290,751

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 290,751

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,751

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2% based on 24,909,256 shares outstanding as of February 23, 2010

14.	Type of Reporting Person* CO

*                                         See instructions

Introduction

This statement on Schedule 13D (this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of February 23, 2010 (the “Merger Agreement”), by and among Brookfield Asset Management Inc., an Ontario corporation (“Brookfield”), B Acquisition Sub Inc., a Maryland corporation and indirect wholly-owned subsidiary of Brookfield (“Sub”), and Crystal River Capital, Inc., a Maryland corporation (the “Company”), and the transactions contemplated thereby. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of Brookfield.  As of the effective time of the Merger, each outstanding share of the Company’s common stock, $.001 par value per share (the “Common Stock”), that is not owned by Brookfield, Sub or any other subsidiary of Brookfield or held by the Company as treasury stock or any subsidiary of the Company will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $0.60 in cash, without interest.

The description of the Merger Agreement is qualified in its entirety by the terms and conditions of the Merger Agreement, which is filed as Exhibit 99.2 hereto, and is incorporated herein by reference.

Item 1.	Security and Issuer

                The class of equity security to which this statement relates is the Common Stock of the Company. The address of the principal executive offices of the Company is Three World Financial Center, 200 Vesey Street, 10th Floor New York, NY 10281.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Brookfield, Partners Limited, an Ontario corporation (“Partners”), Norma Investments Sp ZO.O, a Polish corporation (“Norma”), Crystal River Capital Advisors, LLC, a Delaware limited liability company (“Advisors”), and Imagine Insurance Company Limited, a Bermuda corporation (“Imagine,” and together with Brookfield, Partners, Norma and Advisors, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Scheduled 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in the Introduction and Item 4 of this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

Partners owns all of Brookfield ‘s Class B Limited Voting Shares and approximately 10% of Brookfield ‘s Class A Limited Voting Shares directly or indirectly on a fully diluted basis. Norma is an indirect wholly-owned subsidiary of Brookfield, and Advisors is an indirect wholly-owned subsidiary of Brookfield. Imagine is a direct or indirect majority-owned subsidiary of Brookfield.

(b) Brookfield and Partners’ principal business offices are  located at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3. Imagine’s principal business offices are located at Cedar Court, 2nd Floor, Wildey Business Park, St. Michael, BB14006, Barbados. Advisors’ principal business offices are located at Three World Financial Center, 200 Vesey Street, 10th Floor New York, NY 10281-1010. Norma’s principal business offices are c/o Alwyn Jacobus De Lange, 56C A1 Jerozolimskie, Warsaw 00 803 Poland.

(c) The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of each of Partners and Norma is that of an investment holding company. The principal business of Advisors is asset management and administrative services.  The principal business of Imagine is that of an insurance company.

(d) — (e) None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by Brookfield to pay the aggregate consideration pursuant to the Merger Agreement will be approximately US$13.7 million. Brookfield currently intends to obtain all of such funds through its working capital.

Item 4.	Purpose of Transaction

(a) - (j) On February 23, 2010, Brookfield, Sub and the Company entered into the Merger Agreement, a copy of which is attached hereto as Exhibit 99.2.  Upon the terms and subject to the conditions set forth in the Merger Agreement, Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of Brookfield.  As of the effective time of the Merger, each outstanding share of Common Stock that is not owned by Brookfield, Sub or any other subsidiary of Brookfield or held by the Company as treasury stock or any subsidiary of the Company will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $0.60 in cash, without interest (the “Merger Consideration”). In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options.

Consummation of the Merger is subject to various conditions set forth in the Merger Agreement, including, but not limited to, the approval of the Merger Agreement by the Company’s stockholders, the receipt of requisite governmental approvals and the absence of any law or order prohibiting the Merger.

Pursuant to the Merger Agreement, the board of directors of Sub at the effective time of the Merger will become the board of directors of the Company. In addition, at the effective time of the Merger, the articles of incorporation and bylaws of the Company will be amended and restated at the effective time of the Merger to conform to the articles of incorporation and bylaws of Sub.

If the Merger is consummated, the Common Stock will no longer be traded and will be deregistered under the Exchange Act.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.2, and is incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) - (b)  The response of Brookfield, Partners, Norma, Imagine and Advisors to Items 7, 8, 9, 10, 11 and 13 of each of their respective Cover Sheets which relate to the beneficial ownership of the Common Stock is incorporated herein by reference.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 1, 3 and 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of February 24, 2010, by and among each of the Reporting Persons

Exhibit 99.2	Agreement and Plan of Merger, dated as of February 23, 2010, by and among Brookfield Asset Management Inc., B Acquisition Sub Inc. and Crystal River Capital, Inc.

Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2010

BROOKFIELD ASSET MANAGEMENT INC

	By:	/s/ Catherine Johnston
Name: Catherine Johnston
Title: Corporate Secretary

PARTNERS LIMITED

	By:	/s/ Loretta M. Corso
Name: Loretta M. Corso
Title: Secretary

NORMA INVESTMENTS SP ZO.O

	By:	/s/ Danesh Varma
Name: Danesh Varma
Title: Director

IMAGINE INSURANCE COMPANY LIMITED

	By:	/s/ George A. Gleadall
Name: George A. Gleadall
Title: Director

	By:	/s/ Kerry-Ann N. Cato
Name: Kerry-Ann N. Cato
Title: Company Secretary

CRSYTAL RIVER CAPITAL ADVISORS, LLC

	By:	/s/ Jonathan C. Tyras
Name: Jonathan C. Tyras
Title: Vice President

Exhibit Index

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of February 24, 2010, by and among each of the Reporting Persons

Exhibit 99.2	Agreement and Plan of Merger, dated as of February 23, 2010, by and among Brookfield Asset Management Inc., B Acquisition Sub Inc. and Crystal River Capital, Inc.